

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

<u>Via E-mail</u>
Mr. Sam Shlomo Elimelech
President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, CA 90212

Re: Andain, Inc.
          Item 4.01 Form 8-K dated January 28, 2013
          Filed March 21, 2013 and amended July 1, 2013
          File No. 000-51216

Dear Mr. Elimelech:

    We have reviewed your July1, 2013 amendment filed in response to our April 24, 2013 letter and have the following comments.

    Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. Please revise your disclosure to explain:
   - the facts and circumstances underlying Crowe Horwath (Israel)'s inability to complete its review of your September 30, 2012 interim financial statements; and
   - the nature of the outstanding accounting issues in prior periods and the additional scope of work requested by Crowe Horwath (Israel) related to these issues.

   Please revise your disclosure to characterize the above as disagreements or reportable events, as applicable, as discussed in Item 304(a) of Regulation S-K, or tell us why the above do not represent disagreements or reportable events.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Crowe Horwath (Israel), as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant